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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended April 30, 2002

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

COMMISSION FILE NUMBER 333-50199

RWD TECHNOLOGIES, INC.
AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN
(formerly known as RWD TECHNOLOGIES, INC. 1997 EMPLOYEE STOCK PURCHASE PLAN)
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
RWD TECHNOLOGIES, INC. (Name of issuer of the securities held pursuant to the plan)
10480 Little Patuxent Parkway, Suite 1200, Columbia, Maryland 21044 (Address of principal executive office)

REQUIRED INFORMATION

  (a)
  Financial Statements of the Plan, as of April 30, 2002 (beginning at the next page of this document)

  (b)
  Exhibits

  23.
  Consent of Independent Public Accountants (filed herewith)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of RWD Technologies, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RWD TECHNOLOGIES, INC. AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN
Date: July 3, 2002	By:	/s/ Laurens MacLure, Jr. Laurens MacLure, Jr., Vice President, General Counsel and Secretary

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

RWD TECHNOLOGIES, INC.
AMENDED AND RESTATED EMPLOYEE STOCK
PURCHASE PLAN

APRIL 30, 2002, 2001 AND 2000

RWD Technologies, Inc.
Amended and Restated Employee Stock Purchase Plan

TABLE OF CONTENTS

PAGE
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS	4
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6

INDEPENDENT AUDITORS' REPORT

To the Trustee and Administrators of the
    RWD Technologies, Inc. Amended and Restated Employee Stock Purchase Plan

        We have audited the accompanying statements of net assets available for plan benefits of RWD Technologies, Inc. Amended and Restated Employee Stock Purchase Plan as of April 30, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the administrators. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of April 30, 2001 and for the years ended April 30, 2001 and 2000 were audited by other auditors whose report, dated July 21, 2001, on those statements was unqualified.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of RWD Technologies, Inc. Amended and Restated Employee Stock Purchase Plan as of April 30, 2002 and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Fedder & Silverman

Baltimore, Maryland
June 5, 2002

RWD Technologies, Inc.
Amended and Restated Employee Stock Purchase Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

April 30, 2002 and 2001

	2002	2001
Receivable from employer	$10,512	$3,187

Net assets available for plan benefits	$10,512	$3,187

See notes to financial statements

RWD Technologies, Inc.
Amended and Restated Employee Stock Purchase Plan

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Years ended April 30, 2002, 2001 and 2000

	2002	2001	2000
Increases (decreases)
Participant contributions	$450,117	$838,201	$1,096,492
Interest earned	10,759	26,052	18,188
Terminations and withdrawals	(108,314)	(168,843)	(160,202)
Conversion into shares of common stock	(345,237)	(693,116)	(955,976)

Net increase (decrease)	7,325	2,294	(1,498)
Net assets available for plan benefits, beginning of year	3,187	893	2,391

Net assets available for plan benefits, end of year	$10,512	$3,187	$893

See notes to the financial statements

RWD Technologies, Inc.
Amended and Restated Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

April 30, 2002 and 2001

NOTE A—PLAN DESCRIPTION

        The RWD Technologies, Inc. Amended and Restated Employee Stock Purchase Plan (the Plan), formerly known as the RWD Technologies, Inc. 1997 Employee Stock Purchase Plan, was approved by the shareholders of RWD Technologies, Inc. (the Employer) effective March 14, 1997 to enable eligible employees of the Employer and of its certain subsidiaries to purchase shares of the Employer's common stock through after-tax payroll deductions. The Plan is intended to benefit the Employer by increasing the employees' interest in the Employer's growth and success, and encouraging employees to remain employees of the Employer or its subsidiaries. The Plan is a defined contribution plan covering substantially all of the employees of the Employer and its subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.

        As of April 30, 2002, the total number of shares of $0.10 par value common stock that are registered for purchase by participants is 875,000. There are no other investment options for participants.

        Any regular full-time employee, regular part-time employee with medical benefits, temporary employee or contract employee of the Employer or its subsidiaries may participate in the Plan, provided that, prior to the commencement of each payroll deduction period, they have completed an enrollment form and are scheduled to work at least 30 hours per week and at least five months per year.

        A payroll deduction period is determined at the discretion of the Compensation Committee of the Employer's Board of Directors (the Administrator). For the years ended April 30, 2002, 2001 and 2000, there were two deduction periods: May 1 through October 31 and November 1 through April 30.

        Participants contribute after-tax payroll deductions of between 1 and 10 percent of their base salary and overtime pay. The Employer does not provide a matching or discretionary contribution. Contributions earn interest on a monthly compounded rate set by the Administrator, with a current rate of 4.5 percent. Participants' payroll deductions are accumulated during the payroll deduction period. All shares purchased are deposited in the participant's account at the Agent Broker. Any contributions that are not converted into shares at the last day of the payroll deduction period are carried over into the subsequent payroll deduction period.

        Participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $25,000, determined as of the first trading date of the payroll deduction period as to shares purchased during such period.

        All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.

        In the event of a participant's termination, death or retirement, any remaining account balance will be distributed to the participant or his/her estate.

        The Plan may be terminated at any time by the Company's Board of Directors, except with regards to the Company being acquired by, or merged with any company, as noted in the Plan.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

        The accompanying financial statements are presented on the accrual basis of accounting. The Employer performs various administrative services for the Plan, including maintenance of participants' payroll records.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Tax Status

        The Plan Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the financial statement date.

NOTE C—SUBSEQUENT EVENT

        Effective May 1, 2002, interest will no longer be paid on account balances.

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REQUIRED INFORMATION
SIGNATURES
INDEPENDENT AUDITORS' REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS April 30, 2002 and 2001
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS Years ended April 30, 2002, 2001 and 2000
NOTES TO FINANCIAL STATEMENTS April 30, 2002 and 2001